SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F              Form 40-F  X
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated August 25, 2004, announcing that the Company intends to consolidate its Ottawa, Ontario operations into its facilities in Oakland, California where the Novacor(R) LVAS is manufactured.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

WorldHeart to Consolidate North American Operations

OTTAWA, ON - August 25, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Company") announced today that it intends to consolidate its Ottawa, Ontario operations into its facilities in Oakland, California where the Novacor(R)LVAS is manufactured.

The process will commence immediately and is expected to be completed by March 31, 2005. WorldHeart currently employs approximately 30 employees at its Ottawa facility. "As I indicated after my appointment as CEO, our goal is to build WorldHeart into a commercially successful company where the quality of our business matches the quality of our technology. We are in the process of re-aligning our business operations toward achieving this goal," commented Mr. Jal S. Jassawalla, WorldHeart President and CEO. "I feel that we can best accomplish this goal with all of our North American staff working out of the same physical location."

Consolidation of North American operations into one location is expected to reduce on-going business expenses and will result in a restructuring cost.

"This is a painful but necessary step, for the Company to undertake as part of its restructuring process." Mr. Jassawalla commented. "We have had a very dedicated and talented group of employees in Ottawa, who have worked hard and made significant contributions to the field of mechanical circulatory systems."

WorldHeart will continue to maintain a sales, technical support and distribution facility in Heesch, Netherlands to service the European market.

The Company also announced today that Mark Goudie, WorldHeart Vice President Finance and Chief Financial Officer has been appointed to its Board of Directors. This appointment fills the position that was vacated with the resignation last month of Roderick M. Bryden, former WorldHeart President and CEO. Mr. Goudie was appointed to his current position in October 2003.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation system is a miniaturized implantable assist device building on the proven Novacor technology.

Contact Information:
World Heart Corporation
Judith Dugan
(613) 226-4278 ext. 2290
www.worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        World Heart Corporation

Date: August 26, 2004                   By: /s/ Mark Goudie
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                                           Name:   Mark Goudie
                                           Title:  Chief Financial Officer